FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number: 000-51469

BAIDU.COM, INC.

12/F, Ideal International Plaza

No. 58 West-North 4th Ring

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

BAIDU.COM, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU.COM, INC.

By:	/s/ Shawn Wang
Name:	Shawn Wang
Title:	Chief Financial Officer

Date: May 10, 2006

Exhibit 99.1

Baidu Announces First Quarter 2006 Results

Strong Revenue and Earnings Growth Continues

BEIJING, China, May 9, 2006 – Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the first quarter ended March 31, 20061.

First Quarter 2006 Highlights

•	Total revenues increased by 18.0% sequentially or 196.8% year-over-year to RMB135.6 million ($16.9 million).

•	Net income increased by 43.5% sequentially or 1309.0% year-over-year to RMB35.2 million ($4.4 million). Basic and diluted earnings per share (“EPS”) were RMB1.07 ($0.13) and RMB1.02 ($0.13), respectively.

•	Net income excluding share-based compensation expenses and cumulative effect of change in accounting principle (non-GAAP) was RMB43.5 million (US$5.4 million). Basic and diluted EPS excluding share-based compensation expenses and cumulative effect of change in accounting principle (non-GAAP) were RMB1.31 ($0.16) and RMB1.26 ($0.16), respectively.

•	The number of active online marketing customers grew to over 74,000, an increase of 17.5% from the previous quarter.

“Baidu posted another strong quarter as we continued to extend our leadership in the Chinese search market,” said Robin Li, Baidu’s Chairman and CEO. “Our customer base expanded as we further strengthened our distribution capability and as companies in China increasingly realized the benefits of Baidu’s pay-for-performance online marketing platform.”

“Traffic growth remained strong as we continued to improve our core search function and enhance user experience. We also launched a number of new products and services that meet our users’ search needs and allow them to interact through a unique community search environment.”

New products and features launched in 2006 to date include Baidu Ancient Chinese Literature Search, Baidu Government Search, Baidu Postal Code Search and Baidupedia. Baidupedia, together with Baidu Post Bar, Baidu Knows, form a trio of knowledge-based search products that reflect the collective wisdom of users, creating a powerful platform for online communities.

“Less than expected seasonality impact combined with continued improvement in our monetization algorithm contributed to the strong revenue growth in the first quarter,” said Shawn Wang, Baidu’s CFO. “And the strong top line enabled us to deliver robust earnings, which reflect the scalability inherent in our business model.”

“During the first quarter, we continued to invest in our technology, product innovation, as well as sales and distribution infrastructure,” Mr. Wang continued. “We are very encouraged by the demonstrated strength of our business and the potential of China’s search market. We remain committed to making investments for the long-term.”

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate as of March 31, 2006, which was RMB8.0167 to US$1.00.

First Quarter 2006 Results

Baidu reported total revenues of RMB135.6 million ($16.9 million) for the first quarter ended March 31, 2006, representing an 18.0% increase from the previous quarter and a 196.8% increase from the corresponding period in 2005. This exceeded the top end of the Company’s previous revenue guidance for the quarter, despite the impact of the long Chinese New Year holiday, during which there is typically less Internet usage and online marketing activity.

Online marketing revenues for the first quarter were RMB132.1 million ($16.5 million), representing an 18.2% increase from the fourth quarter of 2005 and a 207.0% increase from the first quarter of 2005. The growth was driven by the increase in the number of active online marketing customers, which increased 17.5% from the fourth quarter of 2005 to more than 74,000 as of March 31, 2006. Customer expansion was driven by the increased effectiveness of the Company’s direct sales offices and distributor network. Revenue per online marketing customer for the first quarter remained stable at RMB1,774 ($221.3).

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB12.3 million ($1.5 million), representing 9.1% of total revenues, compared to 7.8% in the fourth quarter of 2005. The increase in TAC as a percentage of revenues primarily reflects the continued growth in contextual marketing products in conjunction with Baidu Union websites and increase in the number of Baidu Union members.

Selling, general and administrative expenses for the first quarter were RMB50.3 million ($6.3 million), representing an increase of 2.0% from the previous quarter and an increase of 145.2% from the first quarter of 2005.

Research and development expenses were RMB15.5 million ($1.9 million), representing an 8.7% sequential increase and a 136.7% increase from the corresponding period in 2005, primarily due to expansion of headcount.

Share-based compensation expenses, which were allocated to related expense line items pursuant to the requirement of SEC Staff Accounting Bulletin 107, increased in aggregate to RMB 12.8 million ($1.6 million) in the first quarter of 2006 from RMB 10.5 million in the previous quarter. The sequential increase in share-based compensation expenses was primarily due to adoption of SFAS 123(R), Share-Based Payment. (Please see section entitled “Changes in Accounting Principle” below for more information.)

Operating profit on a GAAP basis was RMB26.9 million ($3.4 million), representing an 89.3% increase from the fourth quarter of 2005 and an 883.0% increase from the first quarter of 2005. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB39.7 million ($5.0 million) for the first quarter of 2006, a 61.0% increase sequentially and a 347.4% increase from the corresponding period in 2005.

Net income on a GAAP basis was RMB35.2 million ($4.4 million), representing a 43.5% increase from the previous quarter and a 1309.0% increase from the first quarter of 2005. Basic and diluted EPS for the first quarter of 2006 amounted to RMB1.07 ($0.13) and RMB1.02 ($0.13), respectively.

Net income excluding share-based compensation expenses and cumulative effect of change in accounting principle (non-GAAP) was RMB43.5 million ($5.4 million), a 24.1% increase from the previous quarter and a 402.7% increase from the first quarter of 2005. Basic and diluted EPS excluding share-based compensation expenses and cumulative effect of change in accounting principle (non-GAAP) for the first quarter of 2006 was RMB1.31 ($0.16) and RMB1.26 ($0.16), respectively.

As of March 31, 2006 the Company had cash and cash equivalents of RMB975.9 million ($121.7 million). Net operating cash flow and capital expenditures for the first quarter of 2006 were RMB 94.5 million ($11.8 million) and RMB12.4 million ($1.5 million), respectively.

Adjusted EBITDA (non-GAAP), which is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income, share-based compensation expenses and cumulative effect of change in accounting principle, were RMB52.2 million ($6.5 million) for the first quarter of 2006, representing a 42.8% increase from the previous quarter and a 270.4% increase from the corresponding period in 2005.

Outlook for Second Quarter 2006

Baidu currently expects to generate total revenues in an amount ranging from RMB186 million ($23 million) to RMB193 million ($24 million) in the second quarter of 2006, representing a 167% to 177% increase from the corresponding period in 2005. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Changes in Accounting Principle

Beginning on January 1, 2006, Baidu has adopted SFAS 123(R), Share-Based Payment, which requires measurement of compensation cost for share-based awards at fair value on the date of grant. The fair value of restricted shares is determined based on the quoted price of Baidu’s ordinary shares, while the fair value of share options is determined using a Black-Scholes valuation model. The fair value, net of estimated forfeitures, is recognized as an expense over the service period.

Baidu has selected the modified prospective method as its transition method of SFAS 123(R) adoption. The application of modified prospective method has resulted in a cumulative benefit of change in accounting principle of RMB4.6 million ($0.6 million) in the first quarter of 2006, which reflects the cumulative impact of estimating future forfeitures for the options granted after our initial public offering but prior to January 1, 2006. The cumulative benefit of change in accounting principle was presented in a separated line in the consolidated statement of income for the first quarter of 2006.

With the adoption of SFAS 123(R), the Company expects its 2006 full year share-based compensation expenses for awards granted to employees prior to April 1, 2006 to be RMB37.7 million ($4.7 million). This does not include the aforementioned cumulative benefit of change in accounting principle nor expenses to be recognized over the remainder of the year related to employee share awards that are granted after April 1, 2006 or non-employee share awards that have been or may be granted.

In addition, the Company adopted SEC Staff Accounting Bulletin No. 107 which requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item on the statement of income. Share-based compensation expenses recognized in prior periods have been reclassified to conform to the presentation in the current period.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8 PM on May 9, 2006 U.S. Eastern Daylight Time (8 AM on May 10, 2006 Beijing/Hong Kong time).

Dial-in details for the conference call are as follows:

US: +1 617 213 8891

UK: +44 20 7365 8426

Hong Kong: +852 3002 1672

Passcode for all regions: 51746180

A replay of the conference call may be accessed by phone at the following number until 11 PM on May 12, 2006 U.S. Eastern Daylight Time.

International: +1 617 801 6888

Passcode: 67562892

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ National Market under the symbol “BIDU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for second quarter 2006 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain users and customers; competition in the Chinese language Internet search market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; and Chinese governmental policies relating to the Internet and Internet content providers. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses and cumulative effect of change in accounting principle, and basic and diluted EPS excluding share-based compensation expenses and cumulative effect of change in accounting principle. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Baidu’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical liquidity. Baidu computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Contacts

China

Cynthia He

Baidu.com, Inc. (Beijing)

Tel: +86 10 8262 1188

ir@baidu.com

Philip Lisio

Ogilvy Public Relations Worldwide (Beijing)

Tel: +86 10 8520 6505

philip.lisio@ogilvy.com

U.S.

Thomas Smith

Ogilvy Public Relations Worldwide (New York)

Tel: +1 212 880 5269

thomas.smith@ogilvypr.com

Baidu.com, Inc.

Condensed Consolidated Balance Sheets

(in RMB thousands)	March 31, 2006	December 31, 2005
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	975,949	900,593
Accounts receivable, net of allowance	21,702	22,353
Prepaid expenses and other current assets	29,550	10,957
Deferred tax asset, net of valuation allowance	1,362	1,449

Total current assets	1,028,563	935,352

Non-current assets:
Fixed assets, net	100,579	96,420
Prepayment for land use rights	77,200	77,200
Intangible assets, net	16,163	13,303
Goodwill	17,786	9,287
Investments	2,004	2,018
Deferred tax asset, net of valuation allowance	3,323	2,843
Other	3,746	—

Total non-current assets	220,801	201,071

TOTAL ASSETS	1,249,364	1,136,423

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	89,009	53,137
Customers’ deposits	87,800	70,327
Deferred revenue	7,474	7,658
Deferred income	2,866	124

Total current liabilities	187,149	131,246

Non-current liabilities:
Long-term payable	7,000	—
Deferred income	3,416	124

Total non-current liabilities	10,416	124

Total liabilities	197,565	131,370

Shareholders’ equity
Class A ordinary shares, par value US$0.00005 per share, 825,000,000 shares authorized and 13,116,895 shares issued and outstanding as at March 31, 2006 and 9,460,426 shares as at December 31, 2005	6	4
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized and 20,064,287 shares issued and outstanding as at March 31, 2006 and 23,485,336 shares as at December 31, 2005	8	10
Additional paid-in capital	1,026,807	1,009,488
Foreign currency translation adjustment	(11,264)	(5,451)
Retained earnings	36,242	1,002

Total shareholders’ equity	1,051,799	1,005,053

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,249,364	1,136,423

Baidu.com, Inc.

Condensed Consolidated Statements of Income

	For the Three Months Ended
(in RMB thousands except for share, per share information)	March 31, 2006	March 31, 2005	December 31, 2005
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	132,052	43,019	111,739
Others	3,522	2,657	3,161

Total revenues	135,574	45,676	114,900

Operating costs and expenses:
Cost of revenues (note 1,2)	(42,777)	(15,846)	(37,022)
Selling, general and administrative (note 2)	(50,329)	(20,523)	(49,359)
Research and development (note 2)	(15,544)	(6,568)	(14,296)

Total operating costs and expenses	(108,650)	(42,937)	(100,677)

Operating profit	26,924	2,739	14,223

Other income
Interest income, net	8,929	777	8,162
Foreign exchange loss, net	(89)	—	(109)
Other, net	723	—	125

Total other income	9,563	777	8,178

Income before income tax and cumulative effect of change in accounting principle	36,487	3,516	22,401

Income tax expense	(5,850)	(1,015)	2,148

Income before cumulative effect of change in accounting principle	30,637	2,501	24,549

Cumulative effect of change in accounting principle	4,603	—	—

Net income	35,240	2,501	24,549

Earnings per share for Class A and Class B ordinary shares:
Basic EPS
Basic (prior to cumulative effect of change in accounting principle)	0.93	0.22	0.75
Basic (cumulative effect of change in accounting principle)	0.14	—	—
	1.07	0.22	0.75
Diluted EPS
Diluted (prior to cumulative effect of change in accounting principle)	0.89	0.08	0.71
Diluted (cumulative effect of change in accounting principle)	0.13	—	—
	1.02	0.08	0.71
Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	33,065,951	11,507,953	32,945,046
Diluted	34,472,978	29,807,745	34,584,637

Pro forma earnings per share for Class A and Class B ordinary shares[2]:
Basic	1.07	0.09	0.75
Diluted	1.02	0.08	0.71

Pro forma weighted average aggregate number of Class A and Class B ordinary shares outstanding on an as converted basis for Class A and Class B ordinary shares:
Basic	33,065,951	28,156,830	32,945,046
Diluted	34,472,978	29,807,745	34,584,637
__________

(1) Cost of revenues excluding share-based compensation expenses are detailed as follows:
Business tax and surcharges	(8,400)	(3,048)	(7,470)
Traffic acquisition costs	(12,298)	(2,339)	(8,943)
Bandwidth costs	(7,607)	(3,821)	(6,728)
Depreciation costs	(10,201)	(3,719)	(9,117)
Operational costs excluding share-based compensation	(3,970)	(2,691)	(4,594)

Total cost of revenues excluding share-based compensation expenses	(42,476)	(15,618)	(36,852)

(2) Includes share-based compensation expenses are allocated as follows:
Cost of revenues	(301)	(228)	(170)
Selling, general and administrative	(9,085)	(4,825)	(6,981)
Research and development	(3,427)	(1,089)	(3,302)

Total share-based compensation expenses	(12,813)	(6,142)	(10,453)

[2]	Pro forma basic and diluted earnings per share are computed by dividing net income by weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share upon closing of the initial public offering as if the conversion had occurred at the beginning of the period, or when the preferred shares were issued, if later.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended March 31, 2005			Three months ended December 31, 2005			Three months ended March 31, 2006
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	2,739	6,142	8,881	14,223	10,453	24,676	26,924	12,813	39,737

	Three months ended March 31, 2005			Three months ended December 31, 2005			Three months ended March 31, 2006
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income	2,501	6,142	8,643	24,549	10,453	35,002	35,240	8,210	43,450

(*)	The adjustment is only for share-based compensation and cumulative effect of changes in accounting principle.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited):

	Three months ended March 31, 2005	As a % of revenues	Three months ended December 31, 2005	As a % of revenues	Three months ended March 31, 2006	As a % of revenues
Net cash provided by operating activities	14,811	32%	62,045	54%	94,526	70%

Changes in assets and liabilities, net of effects of acquisitions	(952)	-2%	(15,155)	-13%	(38,592)	-28%
Provision for income taxes	1,015	2%	(2,148)	-2%	5,850	4%
Interest income and other, net	(777)	-2%	(8,178)	-7%	(9,563)	-7%

Adjusted EBITDA	14,097	30%	36,564	32%	52,221	39%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, share-based compensation expenses and cumulative effect of changes in accounting principle.